UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

WEB2 CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

94845E101

(CUSIP Number)

Gary D. Lipson, Esq.

Winderweedle, Haines, Ward & Woodman, P.A.

390 N. Orange Ave, Suite 1500

Orlando, Florida  32801

(407) 423-4246

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501810105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary D. Lipson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER 1,219,954
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,219,954
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 501810105	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

Securities acquired:

Common Stock

Issuer:

Web2 Corp.

Address of Issuer:

100 West Lucerne Circle

Suite 600

Orlando, Florida  32801

Item 2.

Identity and Background.

Reporting Person:

Gary D. Lipson

Address:

390 N. Orange Ave, Suite 1500

Orlando, Florida   32801

Principal Business:

Attorney

Citizenship:

United States of America

During the last five years, Gary D. Lipson (“Mr. Lipson”) has not (i) been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors),  or (ii) been a party to a civil  proceeding  of a judicial or  administrative  body of  competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer were acquired by Gary D. Lipson or his affiliates in exchange for all of their respective shares of common stock of Global Portals Online, Inc.  No funds were borrowed by Mr. Lipson or his affiliates to acquire shares of Common Stock of the Issuer.

Item 4.

Purpose of the Transaction.

Gary D. Lipson and his affiliates acquired their respective shares of Common Stock of the Issuer in connection with the exchange of all of their shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer.  Mr. Lipson and his affiliates do not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Mr. Lipson and his affiliates, respectively, reserve the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 501810105	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, Gary D. Lipson indirectly holds 1,219,954 shares of Common Stock of the Issuer. Mr. Lipson believes that, based upon information available to him, these shares represent approximately 4.42% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

(b)

Mr. Lipson has the sole power to vote and to dispose of 1,219,954 shares of Common Stock of the Issuer.

(c)

During the past 60 days, an entity over which Mr. Lipson has sole voting power and dispositive power sold an aggregate of 247,600 shares of Common Stock of the Issuer in open market transactions at prices per share ranging from $0.95 to $1.305.

(d)

Not Applicable.

(e)

Mr. Lipson does not know the date upon which he ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.  Mr. Lipson became aware of this fact upon the filing by the Issuer of its Quarterly Report on Form 10-QSB on May 17, 2007.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.

Material to be filed as Exhibits.

Not Applicable.

CUSIP No. 501810105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 22, 2007

By:	/s/ Gary D. Lipson
Gary D. Lipson